Exhibit 4.1



                         FIRST EMPIRE STATE CORPORATION
                               DEFERRED BONUS PLAN
                (Amended and Restated effective January 1, 1998)

                                    ARTICLE I

                                     INTENT

                  This First Empire State Corporation Deferred Bonus Plan was established, effective January 1, 1984, for the benefit of certain employees of certain affiliates of First Empire State Corporation. The Plan is intended to qualify as a plan described in Section 201(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.


                                   ARTICLE II

                                   DEFINITIONS

                  When used in this Plan, the following terms shall have the following meanings:

                  2.1 "Account" means the account maintained for a Participant pursuant to Article IV hereof.

                  2.2 "Beneficiary" means the person or persons designated by a Participant pursuant to Article VI hereof to receive any benefit payable pursuant to Section 5.1 hereof upon the Participant's death.

                  2.3 "Bank" means Manufacturers and Traders Trust Company and its successors by merger, sale of assets or otherwise.

                  2.4 "Board" means the board of directors of First Empire State Corporation.

                  2.5 "Bonus" means an Eligible Employee's award under an Incentive Plan.

                  2.6 "Deemed Earnings" means the income earned or loss incurred with respect to a Participant's Deemed Investment Portfolio. The Deemed Earnings with respect to each investment option in a Deemed Investment Portfolio shall be determined on the basis of the total actual return on such investment option in the First Empire State Corporation Retirement Savings Plan for the period in question or, in the


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           case of a First Empire Stock Deemed Investment Account, on the basis of the number of shares of First Empire Common Stock that would represent reinvested dividends on the shares credited to such First Empire Stock Deemed Investment Account for the period in question.

                  2.7 "Deemed Investment Portfolio" means the hypothetical portfolio designated by a Participant from among (a) the investment options offered under the First Empire State Corporation Retirement Savings Plan, excluding the First Empire State Corporation Stock Fund offered thereunder, and (b) shares of First Empire Common Stock.

                  2.8 "Deferred Bonus Election" means an election made pursuant to Section 3.1(a) hereof.

                  2.9 "Deferred Bonus" means that portion of a Bonus the payment of which is deferred by a Participant under this Plan.

                  2.10 "Deferred Bonus Agreement" means the written agreement entered into between a Participant and his Employer pursuant to which the Participant elects to defer payment of a specified portion of his Bonus in accordance with the terms of this Plan and such agreement.

                  2.11 "Eligible Employee" means an individual who is an employee of an Employer, who is eligible to participate in an Incentive Plan and who is designated by the Plan Administrator as eligible to participate in this Plan.

                  2.12 "Employer" means First Empire State Corporation and each of its affiliates, any of whose employees are eligible to participate in an Incentive Plan.

                  2.13 "Financial Hardship" means a financial hardship of a Participant.

                  2.14 "First Empire Common Stock" means the Common Stock, par value $5.00 per share, of First Empire State Corporation.

                  2.15 "First Empire Stock Deemed Investment Account" means that portion of an Account consisting of hypothetical shares of First Empire Common Stock.

                  2.16 "Incentive Plan" means the First Empire State Corporation Incentive Plan and such other incentive plans of First Empire State Corporation or its subsidiaries as the Plan Administrator may designate.


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                  2.17 "Participant" means an Eligible Employee who has deferred a portion of his Bonus pursuant to a Deferred Compensation Agreement and the terms of this Plan.

                  2.18 "Plan" means this First Empire State Corporation Deferred Bonus Plan, as set forth herein and amended from time to time.

                  2.19 "Plan Administrator" means such person or committee as may be designated by the Board to serve as such under this Plan.

                  2.20 "Retirement" means the earliest of a Participant's (a) normal retirement, early retirement or disability retirement under the First Empire State Corporation Retirement Plan, (b) death or (c) 65th birthday.

                  2.21 "Revaluation Date" means the last day of each calendar quarter and such other dates as may be designated by the Plan Administrator.


                                   ARTICLE III

                                DEFERRAL OF BONUS

                  3.1  Deferred Bonus Elections.

                       (a) An Eligible Employee, by executing a Deferred Bonus Agreement, may elect to defer all or any portion of his Bonus.

                       (b) An Eligible Employee must make his Deferral Election for a Bonus payable with respect to a calendar year on or before October 31 of that calendar year.

                  3.2  Deferred Bonus Agreements.

                       (a) A Deferred Bonus Election pursuant to this Plan shall be made pursuant to a written Deferred Bonus Agreement between the Eligible Employee and his Employer.

                       (b) A Participant's Deferred Bonus Agreement shall specify whether the Deferred Bonus thereunder (and Deemed Earnings thereon) shall be paid in a single lump-sum payment or in annual installments payable over five, ten or 20 years.

                       (c) A Participant's Deferred Bonus Agreement shall specify whether the Deferred Bonus thereunder (and Deemed Earnings thereon) shall be paid (or shall commence to


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           be paid) at (i) Retirement or (ii) on a date selected by the
           Participant from among any one of the first 20 anniversaries of the date on which the Deferred Bonus would have been paid absent the Deferred Bonus Election.


                                   ARTICLE IV

                                    ACCOUNTS

                  4.1 Maintenance of Accounts. The Plan Administrator shall establish a bookkeeping account (an "Account") for each Participant. As of the first day of the month in which a Deferred Bonus would have been paid to the Participant absent a Deferred Bonus Election, the amount of such Deferred Bonus shall be credited to such Participant's Account.

                  4.2 Deemed Earnings. As of each Revaluation Date, a Participant's Account shall be adjusted for Deemed Earnings since the preceding Revaluation Date. Where a Deferred Bonus is credited to an Account other than on a Revaluation Date, Deemed Earnings on the amount of such Deferred Bonus for the period from the date of such credit until the next succeeding Revaluation Date shall be a pro rata portion of Deemed Earnings on an equivalent amount for the period between the Revaluation Dates immediately preceding and succeeding the date of such credit, calculated by reference to the number of days in each period, except that Deemed Earnings on a First Empire Stock Deemed Investment Account shall be based on the actual dates of dividend payments on First Empire Common Stock.

                  4.3 Deemed Investment Portfolio. In his Deferred Bonus Agreement, a Participant shall designate a Deemed Investment Portfolio, and shall allocate his Deferred Bonus among the investment options offered for inclusion in the Deemed Investment Portfolio in integral multiples of 5 percent. A Participant may change such allocation on a calendar quarterly basis by submitting a written form to the Plan Administrator prior to the first day of such calendar quarter; provided, however, that a Participant may not change a prior allocation to his First Empire Stock Deemed Investment Account other than to add to such Account.

                  4.4 Separate Accounting. Within a Participant's Account, the Plan Administrator shall account separately for each of the Participant's Deferred Bonuses.

                  4.5 First Empire Stock Deemed Investment Account. A Participant's First Empire Stock Deemed Investment Account shall be credited with the number of hypothetical shares of


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           First Empire Common Stock that equals the portion of the Deferred
           Bonus as to which the Participant elected a hypothetical investment in such shares, divided by the closing price of a share of First Empire Common Stock on the American Stock Exchange (or such other principal securities exchange on which the shares of Common Stock are traded if such shares are no longer traded on the American Stock Exchange) on the effective date of the deferral, which shall be the date on which the Deferred Bonus would have been paid had it not been deferred, plus Deemed Earnings thereon. In the event of any change in corporate capital capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Employer, any reorganization (whether or not such reorganization comes within the definition of such term in Internal Revenue Code
           Section 368) or any partial or complete liquidation of the Employer, such adjustment shall be made in the number and class of hypothetical shares of First Empire Common Stock held in a Participant's First Empire Stock Deemed Investment Account as may be determined to be appropriate and equitable by the Plan Administrator in its sole discretion.


                                    ARTICLE V

                               PAYMENT OF BENEFITS

                  5.1 General Rule. Except as provided in the following sentence or in Section 5.2 hereof, a Participant (or, in the event of the Participant's death, his Beneficiary) shall receive (or begin to receive) payment of the amount standing to the Participant's Account as of the Revaluation Date or Dates next following the time or times elected in the Participant's Deferred Bonus Agreement or Agreements and shall receive such payment or payments in the form or forms elected in such Agreement or Agreements. If, however, a Participant terminates his employment with the Employer for any reason other than Retirement, the Plan Administrator, in its discretion, may direct that, rather than payment pursuant to the preceding sentence, a single payment shall be made of the amount standing to the Participant's Account as of any earlier Revaluation Date.

                  5.2 Hardship Withdrawals. In the event of Financial Hardship, a Participant may request a distribution of all or a portion of the amount standing to his Account. The determination of whether a Participant has incurred a Financial Hardship shall be made by the Plan Administrator. The Participant shall determine against which Deferred Bonus


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           or Bonuses (and Deemed Earnings thereon) a withdrawal pursuant to this Section 5.2 shall be charged.

                  5.3 Payment. The payment to a Participant with respect to a Deferred Bonus (and Deemed Earnings thereon) shall be made in cash by the Participant's last Employer in the year with respect to which the Bonus deferred was payable; provided, however, that (a) if such Employer is owned directly or indirectly by a bank, the payment shall be made by such bank and (b) payment from a Participant's First Empire Stock Deemed Investment Account shall be made in First Empire Common Stock (except to the extent that payment in First Empire Common Stock would result in a fractional share, in which case the amount that would constitute a fractional share shall be paid in cash, based on the closing price of a share of First Empire Common Stock on the American Stock Exchange, or such other principal securities exchange on which the shares of Common Stock are traded if such shares are no longer traded on the American Stock Exchange, on the Revaluation Date immediately preceding the date of payment). Payments of a Participant Account which (x) is not being paid in a single payment and (y) contains a First Empire Stock Deemed Investment Account as well as other amounts in the Account, shall be made in both cash and First Empire Common Stock pro rata in accordance with the values of the Participant's First Empire Stock Deemed Investment Account and the balance of the Participant's Account.

                  5.4 Tax Withholding. The Plan Administrator may make such provisions and take such steps as it may deem necessary or appropriate for the withholding by the Employers of all Federal, state, local or other taxes required by law to be withheld with respect to deferrals and payments under this Plan, including, without limitation, in the discretion of the Plan Administrator, (a) requiring the Participant (or Beneficiary, as the case may be) to pay, or provide for payment of, the amount of any such taxes, (b) deducting any such taxes from any amount otherwise payable to the Participant or Beneficiary in cash, including amounts payable under this Plan, or (c) reducing the number of shares of First Empire Common Stock otherwise payable under this Plan by an amount (based on the closing price of such shares on the Revaluation Date immediately preceding the date the shares would otherwise have been paid) equal to the amount of any such taxes.


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                                   ARTICLE VI

                                  BENEFICIARIES

                  Each Participant may designate from time to time any person or persons, natural or otherwise, as his Beneficiary or Beneficiaries to whom benefits under Section 5.1 are to be paid in the event of his death. Each Beneficiary designation shall be made either in the Deferred Bonus Agreement or on a form provided by the Plan Administrator and shall be effective only when filed with the Plan Administrator during the Participant's lifetime. Each Beneficiary designation filed with the Plan Administrator shall revoke all Beneficiary designations previously made by the Participant. The revocation of a Beneficiary designation shall not require the consent of any designated Beneficiary. Payment to a Beneficiary shall be made in the form or forms elected in the Participant's Deferred Bonus Agreement or Agreements, provided that such payment shall be made in a single payment if a request for such a single payment is made by the Beneficiary and approved by the Plan Administrator.


                                   ARTICLE VII

                                 ADMINISTRATION

                  7.1 General. The Plan Administrator shall be charged with the administration of this Plan. The Plan Administrator shall have all such powers as may be necessary to discharge its duties relative to the administration of this Plan, including by way of illustration and not limitation, discretionary authority to interpret and construe this Plan, to decide any dispute arising hereunder, to determine the right of any individual with respect to participation herein, to determine the right of any Participant with respect to benefits payable under this Plan and to adopt, alter and repeal such administrative rules, regulations and practices governing the operation of this Plan as it, in its sole discretion, may from time to time deem advisable. The Plan Administrator shall not be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to willful misconduct or lack of good faith. The Plan Administrator shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Plan Administrator or an Employer with respect to this Plan. The Plan Administrator, if an individual, or the members thereof if the Plan Administrator


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           is a Committee, shall not participate in any action or determination regarding solely his or their own benefits payable hereunder. Except as provided in Section 7.3 hereof, decisions of the Plan Administrator made in good faith shall be final, conclusive and binding upon all parties.

                  7.2 Claims Procedure. Whenever the Plan Administrator denies, in whole or in part, a claim for benefits filed by any person (hereinafter referred to as a "Claimant"), the Plan Administrator shall transmit a written notice setting forth, in a manner calculated to be understood by the Claimant, a statement of the specific reasons for the denial of the claim, references to the specific provisions of this Plan on which the denial is based, a description of any additional needed material or information and why such material or information is necessary, and an explanation of the claims review procedure as set forth herein. In addition, the written notice shall contain the date on which the notice was sent and a statement advising the Claimant that, within 90 days of the date on which such notice is received, he may obtain review of the Plan Administrator's decision.

                  7.3 Review Procedure. Within 90 days of the date on which the notice of denial of claim is received by the Claimant, the Claimant or his authorized representative may request that the claim denial be reviewed by filing with the Plan Administrator a written request therefor, which request shall contain the following information:

                       (a) the date on which the notice of denial of claim was received by the Claimant;

                       (b) the date on which the Claimant's request was filed with the Plan Administrator; provided, however, that the date on which the Claimant's request for review was in fact filed with the Plan Administrator shall control in the event that the date of the actual filing is later than the date stated by the Claimant pursuant to this clause (b);

                       (c) the specific portions of the denial of his claim which the Claimant requests the Plan Administrator to review;

                       (d) a statement by the Claimant setting forth the basis upon which he believes the Plan Administrator should reverse its previous denial of his claim for benefits and accept his claim as made; and


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                       (e) any written material (included as exhibits) which the
           Claimant desires the Plan Administrator to examine in its consideration of his position as stated pursuant to clause (d).

                  Within 60 days of the date determined pursuant to clause (b) (or, if special circumstances require an extension of time, within 120 days of such date), the Plan Administrator shall conduct a full and fair review of the decision denying the Claimant's claim for benefits and shall deliver, to the Claimant in writing, its decision. Such written decision shall set forth, in a manner calculated to be understood by the Claimant, a statement of the specific reasons for the decision, including references to the specific provisions of this Plan which were relied upon. The decision will be final and binding on all persons concerned.


                                  ARTICLE VIII
                            AMENDMENT AND TERMINATION

                  8.1 Power to Amend or Terminate. First Empire State Corporation expects to continue this Plan indefinitely, but reserves the right to amend or terminate this Plan at any time, if, in its sole judgment, such amendment or termination is necessary or desirable. Any such amendment or termination shall be made in writing by the Board or its designee, if applicable, and shall be effective as of the date specified in such document. No amendment or termination of this Plan shall directly or indirectly deprive any Participant or Beneficiary of all or any portion of the amounts previously credited to the Participant's Account. In the event of a termination of this Plan, First Empire State Corporation (or any transferee, purchaser or successor entity) may elect, in its discretion, either to have the Employers make a single payment, at the time of such termination, of the Account balances on such date to Participants and Beneficiaries or to have the Employers make payments to such individuals at such time or times as provided under the terms of this Plan.

                  8.2 Successor. This Plan shall not be automatically terminated by a transfer or sale of an Employer or by the merger or consolidation of an Employer into or with any other corporation or other entity, but it shall be continued with respect to such Employer or its successor after such sale, merger or consolidation only if and to the extent that the transferee, purchaser or successor entity agrees to continue this Plan. In the event this Plan is not continued with respect to such Employer or its successor by the transferee, purchaser or successor entity, then it shall terminate with


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           respect to such Employer or its successor subject to the
           provisions of Section 8.1 hereof.


                                   ARTICLE IX
                                  MISCELLANEOUS

                  9.1 No Effect on Employment Rights. Nothing contained herein will confer upon any Participant the right to be retained in the service of an Employer nor limit the right of an Employer to discharge or otherwise deal with Participants without regard to the existence of this Plan.

                  9.2 Plan Unfunded. Notwithstanding any provision herein to the contrary, the benefits offered hereunder shall constitute nothing more than unfunded, unsecured promises by each Employer to pay the amounts that such Employer is obligated to pay under this Plan. No provision shall at any time be made with respect to segregating any assets of any Employer for payment of any amounts hereunder. No Participant, Beneficiary or any other person shall have any interest in any particular assets of the Employers by reason of the right to receive a benefit under this Plan, and any such Participant, Beneficiary or other person shall have only the rights of a general unsecured creditor of the Employer obligated to make payments to the Participant under this Plan. Nothing contained in this Plan shall constitute a guaranty by the Employers or any other entity or person that the assets of any Employer will be sufficient to pay any amount hereunder. All expenses and fees incurred in the administration of this Plan shall be paid by the Employers.

                  9.3 Binding on Employers, Employees and Their Successors. This Plan shall be binding upon and inure to the benefit of the Employers, their successors and assigns and each Participant and his heirs, executors, administrators and legal representatives. In the event of the merger or consolidation of an Employer with or into any other corporation, or in the event substantially all of the assets of an Employer shall be transferred to another corporation, the successor corporation resulting from the merger or consolidation, or the transferee of such assets, as the case may be, shall, as a condition to the consummation of the merger, consolidation or sale, assume the obligations of such Employer hereunder as of the date of such merger, consolidation or transfer and shall be substituted for such Employer hereunder.

                  9.4 Spendthrift Provisions. No amount payable under this Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or


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           charge prior to actual receipt thereof by the payee; and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge prior to such receipt shall be void; and the Employers shall not be liable in any manner for or subject to the debts, contracts, liabilities, torts or engagements of any person entitled to any benefit under this Plan.

                  9.5 Disclosure. Each Participant shall receive a copy of this Plan, and the Plan Administrator will make available for inspection by any Participant a copy of the rules and regulations used by the Plan Administrator in administering this Plan.

                  9.6 State Law. This Plan is established under and will be construed according to the laws of the State of New York to the extent that such laws are not preempted by ERISA.

                  9.7 Incapacity of Recipient. In the event a Participant or Beneficiary is declared incompetent and a guardian, conservator or other person legally charged with the care of his person or of his estate is appointed, any amounts to which such Participant or Beneficiary is entitled under this Plan shall be paid to such guardian, conservator or other person legally charged with the care of his person or his estate. Except as provided herein, when the Plan Administrator, in its sole discretion, determines that a Participant or Beneficiary is unable to manage his financial affairs, the Plan Administrator may direct the Employer, or Employers responsible for payment to make payments to any person for the benefit of such Participant or Beneficiary.

                  9.8 Unclaimed Benefit. Each Participant shall keep the Plan Administrator informed of his current address. The Plan Administrator shall not be obligated to search for the whereabouts of any person. If the location of a Participant is not made known to the Plan Administrator within three years after the date on which any payment of the Participant's benefit hereunder may be made, payment may be made as though the Participant had died at the end of the three-year period. If, within one additional year after such three-year period has elapsed, or, within three years after the actual death of a Participant, whichever occurs first, the Plan Administrator is unable to locate the Beneficiary of the Participant, the Participant and his Beneficiary shall forfeit all rights to any payments under this Plan.

                  9.9 Elections, Applications, Notices. Every direction, revocation or notice authorized or required hereunder shall be deemed delivered to the Employers or the Plan Administrator as the case may be: (a) on the date it is


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           personally delivered to the Plan Administrator (with a copy to the
           Bank's General Counsel) at the Bank's executive offices at Buffalo, New York or (b) three business days after it is sent by registered or certified mail, postage prepaid, addressed to the Plan Administrator (with a copy to the Bank's General Counsel) at the offices indicated above, and shall be deemed delivered to a Participant or Beneficiary:
           (a) on the date it is personally delivered to such individual, or (b) three business days after it is sent by registered or certified mail, postage prepaid, addressed to such individual at the last address shown for him on the records of the Employers. Any notice required hereunder may be waived by the person entitled thereto.

                  9.10 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of this Plan. This Plan shall be construed and enforced as if such illegal or invalid provision had never been contained herein.

                  9.11 Headings. The headings of Sections of this Plan are for convenience of reference only and shall have no substantive effect on the provisions of this Plan.